CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in the Statement of Additional Information constituting part of this Pre-Effective Amendment No. 1 to the registration statement on Form N-4 (the "Registration Statement") of our report dated March 19, 1999, relating to the financial statements of the Discovery Select Variable Annuity Subaccounts of the Pruco Life Flexible Premium Variable Annuity Account, which appears in such Statement of Additional Information.

We also consent to the use in the Statement of Additional Information constituting part of this Registration Statement of our report dated February 26, 1999, relating to the consolidated financial statements of Pruco Life Insurance Company and its subsidiaries, which appears in such Statement of Additional Information.

We also consent to the reference to us under the heading "Experts" in the Statement of Additional Information.

PricewaterhouseCoopers LLP

New York, New York
August 10, 1999